Exhibit 99.1

Grant of Awards under Long Term Incentive Plan and Share Options under Share Option Scheme

Hong Kong, Shanghai, & Florham Park, NJ: Tuesday, May 24, 2022: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) announces that on May 23, 2022, it granted conditional awards (“LTIP Awards”) under the Long Term Incentive Plan adopted by HUTCHMED in 2015 (“LTIP”) and share options under the Share Option Scheme adopted by HUTCHMED in 2015 (the “Share Option Scheme”).

Aimed at attracting and retaining top talent, the Remuneration Committee of HUTCHMED appointed an independent advisor to conduct a compensation benchmarking research on selected peer group companies. The Remuneration Committee comprehensively reviewed the compensation and share-based incentives policies of HUTCHMED and its subsidiaries (the “Group”) and established an attractive policy to ensure the Group is able to recruit and retain top talent. Vesting of share-based awards under the policy is in line with that peer group.

1. Performance-related LTIP Award for the HUTCHMED Financial Year 2022 (“Performance LTIP Awards”) – award based on a maximum cash amount, which amount is determined by the achievement of performance targets for the financial year ending December 31, 2022.  The performance targets will be determined by the Remuneration Committee of HUTCHMED based on the strategic objectives of HUTCHMED.

The Shares, to be purchased by the Trustee following determination of the cash amount based on actual achievement of performance targets, will then be held by the Trustee until the related underlying LTIP Awards are vested.  Vesting will occur two business days after the date of announcement of the annual results of HUTCHMED for the financial year ending December 31, 2024.  Vesting will also depend upon the continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of HUTCHMED.

HUTCHMED has granted the following Performance LTIP Awards to the following Executive Directors, being persons discharging managerial responsibility (“PDMR”) under the UK Market Abuse Regulation:

Award Holder	Maximum amount for the Performance LTIP Awards

Dr Weiguo Su (Executive Director, Chief Executive Officer and Chief Scientific Officer)	US$3,232,845
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	US$680,242

An additional 841 employees of the Group have simultaneously been granted Performance LTIP Awards.

2. Share Option Scheme

HUTCHMED granted share options under its Share Option Scheme to 86 employees to subscribe for a total of 5,930,820 ordinary shares with par value US$0.10 each in the share capital of the Company (“Ordinary Shares”) represented by 1,186,164 American Depositary Shares (“ADSs”) (each equivalent to five Ordinary Shares) subject to the acceptance of the grantee.  Details of such share options granted are as follows:

Date of grant	:	May 23, 2022
Exercise price of share options granted	:

US$10.75 per ADS (equivalent to HK$16.77 per Ordinary Share at the conversion rate HK$7.8=US$1) (such exercise price has been determined by reference to the price of the Ordinary Shares on The Stock Exchange of Hong Kong Limited (“HKEX”))

Number of share options granted	:	5,930,820 represented by 1,186,164 ADSs (five share options shall entitle the holder thereof to subscribe for one ADS)
Closing market price of ADSs on the date of grant	:	US$10.49 per ADS (equivalent to HK$16.36 per Ordinary Share at the conversion rate HK$7.8=US$1)
Validity period of the share options	:	From May 23, 2022 to May 22, 2032
Vesting period of the share options	:

Except for the share options granted to Dr Weiguo Su (details are set out below), the share options will vest at 25% on each of the first, second, third and fourth anniversaries of the date of grant of the share options.

Among the share options granted, a total of 1,307,820 share options represented by 261,564 ADSs were granted to Dr Weiguo Su and Mr Johnny Cheng (Executive Directors of the Company), being PDMRs under the UK Market Abuse Regulation as follows:-

Grantee	Number of share options granted

Dr Weiguo Su (Executive Director, Chief Executive Officer and Chief Scientific Officer)	861,220 Ordinary Shares represented by 172,244 ADSs
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	446,600 Ordinary Shares represented by 89,320 ADSs

For the share options granted to Dr Weiguo Su, the exercise of the share options is conditional upon the fulfilment of certain performance targets relating to the Group over the financial years 2022 to 2024 (the “Performance Targets”).  The number of share options to be exercisable will be determined on the date of announcement of the annual results of the Company for the financial year ending December 31, 2024 (the “2024 Results Announcement”).  Vesting will occur two business days after the 2024 Results Announcement.  The Performance Targets have been determined by the Board and specified in the grant letter of Dr Su.  To the extent that the Performance Targets have not been met, the relevant number of share options granted to Dr Su will lapse.

The notification set out below is provided in accordance with the requirements of the UK Market Abuse Regulation.

(a) Dr Weiguo Su

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director, Chief Executive Officer and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Option over American Depositary Share (each equating to five Ordinary Shares of US$0.10)
	Identification code	Option over American Depositary Share with ADS ISIN: US44842L1035
b)	Nature of the transaction

Grant of options in respect of 861,220 Ordinary Shares represented by 172,244 ADSs under the Share Option Scheme.

The exercise of the share options is conditional upon the fulfilment of the Performance Targets.  The number of share options to be exercisable will be determined on the date of the 2024 Results Announcement.  Vesting will occur two business days after the 2024 Results Announcement.  The Performance Targets have been determined by the Board and specified in the grant letter of Dr Su.  To the extent the Performance Targets have not been met, the relevant number of share options granted to Dr Su will lapse.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	861,220

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2022-05-23
f)	Place of the transaction	Outside a trading venue

(b) Mr Johnny Cheng

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Johnny Cheng
2	Reason for the notification
a)	Position/status	Executive Director and Chief Financial Officer
b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Option over American Depositary Share (each equating to five Ordinary Shares of US$0.10)
	Identification code	Option over American Depositary Share with ADS ISIN: US44842L1035
b)	Nature of the transaction

Grant of options in respect of 446,600 Ordinary Shares represented by 89,320 ADSs under the Share Option Scheme.

The share options granted are exercisable subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the effective date of grant.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	446,600

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2022-05-23
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,600 personnel across all its companies, at the center of which is a team of over 1,700 in oncology/immunology. Since inception it has advanced 12 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500